EXHIBIT 99.3

FOR IMMEDIATE RELEASE

OPENTV REPORTS FIRST QUARTER 2002 FINANCIAL RESULTS

•	Pro-Forma Net Loss per Share of $0.13 Better than Company Guidance

•	Recurring Revenues Account for 35% of Total Revenues

•	Applications Revenues Up Four-Fold Year-on-Year to 22% of Total Revenues

MOUNTAIN VIEW, Calif., April 25, 2002 – OpenTV (NASDAQ and Euronext Amsterdam: OPTV), the world’s leading interactive television company, today announced its financial results for the quarter ended March 31, 2002.

“Despite a very challenging economic environment, we are executing on our strategy of offering a full suite of interactive television content, applications and technologies that create both new and recurring revenue streams for the Company,” said OpenTV Chief Executive Officer James Ackerman. “Going forward, we believe our ability to leverage the more than 23.5 million OpenTV-enabled set-top boxes in the field, our healthy cash position, and our commitment to effective expense management provides us with a strong competitive advantage and positions us well for long-term growth.”

Consolidated Financial Results

For the quarter ended March 31, 2002, OpenTV’s revenues were $20.2 million compared to $22.4 million for the quarter ended March 31, 2001. For the quarter ended March 31, 2002, recurring revenues accounted for 35 percent of total revenues compared to 15 percent for the quarter ended March 31, 2001.

The Company’s pro-forma[1] operating expenses for the quarter ended March 31, 2002 totaled $31.2 million compared to $38.1 million for the quarter ended March 31, 2001.

1
Pro-forma results discussed herein exclude: restructuring costs; amortization of goodwill, other acquisition-related intangibles and share-based compensation; impairment loss on goodwill; losses on equity investments; and income tax expense.

1Q 2002 Financial Results

OpenTV’s pro-forma net loss was $9.4 million, or $0.13 per share, for the quarter ended March 31, 2002 compared to a pro-forma net loss of $12.0 million, or $0.18 per share, for the quarter ended March 31, 2001.

On a reported basis, before the effect of a non-cash charge related to the implementation of Statement of Financial Accounting Standards (“SFAS”) No. 142, the Company’s net loss for the quarter ended March 31, 2002 was $31.1 million, or $0.44 per share, compared to a net loss of $130.9 million, or $1.99 per share, for the quarter ended March 31, 2001[2]. Reported results for the quarter ended March 31, 2002 included a $9.6 million provision associated with various restructuring initiatives, including a workforce reduction, the closure of several offices and the write-off of fixed assets and lease costs.

SFAS No. 142, which the Company adopted January 1, 2002, requires companies to assess the goodwill recorded from previous acquisitions and, as necessary, record a one-time non-cash impairment charge. As a result of the SFAS No. 142 assessment of goodwill related to the Spyglass and other acquisitions previously completed by the Company, OpenTV recorded a non-cash charge of $931.3 million during the quarter. Including this non-cash charge, the Company reported a net loss for the quarter ended March 31, 2002 of $962.4 million, or $13.51 per share.

As of March 31, 2002, OpenTV had cash, cash equivalents and marketable debt securities of $176.2 million compared to $189.5 million as of December 31, 2001.

Core Platform Results

For the quarter ended March 31, 2002, the Company reported revenues totaling $15.7 million compared to $21.3 million for the quarter ended March 31, 2001. Pro-forma operating expenses for the quarter ended March 31, 2002 totaled $17.0 million compared to $18.2 million for the quarter ended March 31, 2001. Pro-forma operating loss was $1.3 million for the quarter ended March 31, 2002 compared to a pro-forma operating profit of $3.1 million for the quarter ended March 31, 2001.

2	Reported results for the quarter ended March 31, 2001 included $97.7 million, or $1.49 per share, of goodwill amortization.

1Q 2002 Financial Results

During the quarter, OpenTV announced its fifth consecutive quarter in excess of two million middleware deployments, bringing its cumulative worldwide deployment base to more than 23.5 million as of December 31, 2001. The Company also announced it was awarded four new patents, increasing its total portfolio to 39 U.S. and 92 worldwide patents issued. Currently, the Company has 253 patent applications pending worldwide.

Additionally, OpenTV launched a new suite of solutions that transforms HTML-based content into interactive television applications. In conjunction with OpenTV’s Core middleware platform, OpenTV H2O and OpenTV HTML Package 2.0 leverage existing Web application server infrastructure, tools and technologies to deliver rich, TV-centric, interactive content on both basic and advanced set-top boxes.

Applications Platform Results

For the quarter ended March 31, 2002, the Company reported revenues totaling $4.5 million compared to $1.0 million for the quarter ended March 31, 2001. For the quarter ended March 31, 2002, OpenTV generated over 22 percent of its total revenues through its applications-related business activities.

Pro-forma operating expenses for the quarter ended March 31, 2002 totaled $14.2 million compared to $19.8 million for the quarter ended March 31, 2001. Pro-forma operating loss was $9.7 million for the quarter ended March 31, 2002 compared to a pro-forma operating loss of $18.8 million for the quarter ended March 31, 2001.

During the quarter, the Company’s wholly owned subsidiary, Static2358, announced its PlayJam entertainment channel is now available in more than 10.5 million homes reaching approximately 27.5 million viewers worldwide. Static also announced plans to launch a multi-player version of its most popular game on BSkyB, which will be available to more than 5.7 million subscribers in the U.K. Additionally, Static announced it has built 14 interactive television games for CBeebies, the BBC’s new digital channel for pre-school children.

The Company’s first quarter 2002 financial results conference call will be Webcast live on the Investor Relations section of http://www.opentv.com at 2:00PM PDT on Thursday, April 25, 2002, and will be available there through 3:00PM PDT on Friday, May 3, 2002.

1Q 2002 Financial Results

About OpenTV

The world’s leading interactive television company, OpenTV powers more than 23.5 million set-top boxes worldwide. The Company provides a comprehensive suite of iTV solutions including operating middleware, web browser software, interactive applications, content creation tools, professional support services, and strategic consulting. OpenTV is headquartered in Mountain View, California, with regional offices throughout the United States, Europe and Asia/Pacific. For more information please visit www.opentv.com.

This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein, including statements regarding OpenTV’s business strategy as enabling OpenTV to create new and recurring revenue streams, OpenTV’s ability to leverage its (i) position in the marketplace, (ii) cash balances, and (iii) and expense management, OpenTV’s competitive position, and OpenTV’s growth. Actual results can differ materially. Risks and uncertainties that could cause actual results to differ from such forward-looking statements, or to which OpenTV’s business is otherwise subject, include, but are not limited to, whether current demand for interactive television will continue, the rate at which the interactive television market will expand or contract, the risk that OpenTV will fail to successfully manage its changing relationships with customers, suppliers and other business partners, whether global economic conditions will affect the business and operational decisions of OpenTV’s customers, suppliers and other business partners in a manner adverse to OpenTV, the level of applications deployed by network operator customers, and other factors that could affect the growth of OpenTV’s recurring revenues, whether and to what extent OpenTV’s core platform will remain profitable, whether and to what extent OpenTV will be able to maintain its cash reserves, whether OpenTV will be able to successfully manage its anticipated expenses, whether unanticipated expenses will arise that OpenTV may incur in future periods, the inability to sufficiently reduce expenses through restructuring actions to enhance future operating performance, the timely identification and development of new products, applications and services, customer acceptance of those products, applications and services and the pricing thereof, the impact of competitive products, applications and services and the pricing of those products, applications and services, the impact of technological constraints and changes in technology, the impact of governmental regulation, and other risk factors detailed in the documents filed from time to time by OpenTV Corp. with the Securities and Exchange Commission, including those risk factors detailed in Item 3.D of OpenTV Corp.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2001. OpenTV undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

© 2002 OpenTV Corp. All rights reserved. OpenTV and the OpenTV logo are trademarks or registered trademarks of OpenTV, Inc. in the United States and other countries. Static2358, Static and PlayJam are trademarks of Static2358 Limited or its affiliates in the United Kingdom and other countries. All other trademarks are the property of their respective owners.

All OpenTV products and services may not be available in all geographic areas.

# # #

Contacts:	Gary J. Fuges, CFA	Matt Bell
	Director, Investor Relations	Vice President, Public Relations
	OpenTV	OpenTV
	650-429-5531	650-230-8137
	gfuges@opentv.com	mbell@opentv.com

1Q 2002 Financial Results

OPENTV CORP.
Unaudited Pro-Forma Consolidated Statements of Operations
(in thousands, except share and per share amounts)

Note:
The pro-forma supplemental financial information included herein is presented for informational purposes only and should not be considered as a substitute for OpenTV’s financial information presented in accordance with generally accepted accounting principles.

	Three Months Ended March 31, 2001			Three Months Ended March 31, 2002
	Reported	Pro-Forma Entries	Pro-Forma	Reported	Pro-Forma Entries	Pro-Forma
Revenues:
Royalties	$10,130	$—	$10,130	$8,309	$—	$8,309
Services and other	8,690	—	8,690	8,873	—	8,873
License fees	3,557	—	3,557	3,037	—	3,037

Total revenues	22,377	—	22,377	20,219	—	20,219

Operating expenses:
Cost of services	6,980	—	6,980	8,295	—	8,295
Research and development	9,840	—	9,840	9,572	—	9,572
Sales and marketing	8,515	—	8,515	9,114	—	9,114
Marketing — BSkyB hard drive set-top box	8,375	—	8,375	—	—	—
General and administrative	4,367	—	4,367	4,242	—	4,242
Restructuring cost	—	—	—	9,620	(9,620)	—
Amortization of goodwill	97,691	(97,691)	—	—	—	—
Amortization of acquisition-related intangibles	5,272	(5,272)	—	5,091	(5,091)	—
Amortization of share-based compensation	3,348	(3,348)	—	1,165	(1,165)	—

Total operating expenses	144,388	(106,311)	38,077	47,099	(15,876)	31,223

Loss from operations	(122,011)	106,311	(15,700)	(26,880)	15,876	(11,004)

Other income, net	3,667	—	3,667	1,414	—	1,414
Investment losses	(12,172)	12,172	—	(5,500)	5,500	—
Minority interest	71	—	71	147	—	147

Loss before income taxes	(130,445)	118,483	(11,962)	(30,819)	21,376	(9,443)

Income tax expense	(495)	495	—	(319)	319	—

Loss before effect of accounting change	(130,940)	118,978	(11,962)	(31,138)	21,695	(9,443)

Effect of accounting change, net of tax	—	—	—	(931,267)	931,267	—

Net loss	$(130,940)	$118,978	$(11,962)	$(962,405)	$952,962	$(9,443)

Shares used in computing net loss per share, basic and diluted	65,746,923		65,746,923	71,253,916		71,253,916

Net loss per share, basic and diluted
Before effect of accounting change	$(1.99)		$(0.18)	$(0.44)		$(0.13)
Effect of accounting change, net of tax	—		—	(13.07)		—

	$(1.99)		$(0.18)	$(13.51)		$(0.13)

Notes:
1.	Restructuring cost includes a workforce reduction, the closure of several offices and the write-off of fixed assets and lease costs.
2.	Pursuant to Statement of Financial Accounting Standards No. 142, an impairment loss on goodwill of $931 million, net of tax, has been recorded as of January 1, 2002, as an accounting change.

1Q 2002 Financial Results

OPENTV CORP.
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2001	2002
	(unaudited)
Revenues:
Royalties	$10,130	$8,309
Services and other	8,690	8,873
License fees	3,557	3,037

Total revenues	22,377	20,219

Operating expenses:
Cost of services	6,980	8,295
Research and development	9,840	9,572
Sales and marketing	8,515	9,114
Marketing — BSkyB hard drive set-top box	8,375	—
General and administrative	4,367	4,242
Restructuring cost	—	9,620
Amortization of goodwill	97,691	—
Amortization of acquisition-related intangibles	5,272	5,091
Amortization of share-based compensation	3,348	1,165

Total operating expenses	144,388	47,099

Loss from operations	(122,011)	(26,880)

Other income, net	3,667	1,414
Investment losses	(12,172)	(5,500)
Minority interest	71	147

Loss before income taxes	(130,445)	(30,819)

Income tax expense	(495)	(319)

Loss before effect of accounting change	(130,940)	(31,138)

Effect of accounting change, net of tax	—	(931,267)

Net loss	$(130,940)	$(962,405)

Shares used in computing net loss per share, basic and diluted	65,746,923	71,253,916

Net loss per share, basic and diluted:
Before effect of accounting change	$(1.99)	$(0.44)
Effect of accounting change, net of tax	—	(13.07)

	$(1.99)	$(13.51)

Notes:

1.	Restructuring cost includes a workforce reduction, the closure of several offices and the write-off of fixed assets and lease costs.

2.	Pursuant to Statement of Financial Accounting Standards No. 142, an impairment loss on goodwill of $931 million, net of tax, has been recorded as of January 1, 2002, as an accounting change.

1Q 2002 Financial Results

OPENTV CORP.
Consolidated Condensed Balance Sheets
(in thousands)

	December 31, 2001	March 31, 2002
		(unaudited)
Assets:
Cash, cash equivalents and marketable debt securities	$189,542	$176,165
Accounts receivable, net	22,681	21,542
Due from MIH entities	4,290	1,755
Prepaid expenses and other current assets	7,248	7,341
Property and equipment, net	24,981	23,979
Private equity investments	15,208	12,708
Goodwill and other intangibles, net	1,499,199	566,590
Other assets	4,465	3,941

Total assets	$1,767,614	$814,021

Liabilities and shareholders’ equity:
Accounts payable and accrued liabilities	$25,252	$28,847
Deferred revenue	10,825	11,436

Total liabilities	36,077	40,283

Minority interest	1,764	1,618

Total shareholders’ equity	1,729,773	772,120

Total liabilities and shareholders’ equity	$1,767,614	$814,021

1Q 2002 Financial Results

OPENTV CORP.
Consolidated Condensed Statements of Cash Flow
(in thousands)

	Three Months Ended March 31,
	2001	2002
	(Unaudited)
Cash flows from operating activities:
Net loss	$(130,940)	$(962,405)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Effect of accounting change, net of tax	—	931,267
Depreciation and amortization of property and equipment	1,321	2,315
Amortization of intangible assets and goodwill	102,963	5,091
Amortization of share-based compensation	3,348	1,165
Deferred income tax benefit	162	—
Provision for doubtful accounts	120	107
Non-cash restructuring costs	—	1,969
Investment losses	12,172	5,500
Minority interest	(71)	(147)
Changes in operating assets and liabilities	(2,384)	7,844

Net cash used in operating activities	(13,309)	(7,294)

Cash flows from investing activities:
Purchase of property and equipment	(1,745)	(3,445)
Proceeds from sale of subsidiary	4,625	—
Proceeds from sale of marketable equity securities	9,328	—
Increase in private equity investments	—	(3,000)
Decrease (increase) in other assets	551	(204)

Net cash provided from (used in) investing activities	12,759	(6,649)

Cash flows from financing activities:
Proceeds from issuance of Ordinary Shares	1,736	442

Net cash provided from financing activities	1,736	442
Effect of exchange rates on cash	(149)	124

Net increase (decrease) in cash, cash equivalents and marketable debt securities	1,037	(13,377)

Cash, cash equivalents and marketable debt securities at beginning of period	224,982	189,542

Cash, cash equivalents and marketable debt securities at end of period	$226,019	$176,165

1Q 2002 Financial Results

OPENTV CORP.
Unaudited Pro-Forma Platform Reporting
(in thousands)

Note:
The pro-forma supplemental financial information included herein is presented for informational purposes only and should not be considered as a substitute for OpenTV’s financial information presented in accordance with generally accepted accounting principles.

Three Months Ended March 31, 2002	Core Platform	Applications Platform	Total Company
Revenues:
Royalties	$8,309	$—	$8,309
Services and other	5,652	3,221	8,873
License fees	1,734	1,303	3,037

Total revenues	15,695	4,524	20,219

Operating expenses:	17,030	14,193	31,223

Operating profit (loss)	$(1,335)	$(9,669)	$(11,004)

Three Months Ended March 31, 2001	Core Platform	Applications Platform	Total Company
Revenues:
Royalties	$10,130	$—	$10,130
Services and other	8,690	—	8,690
License fees	2,518	1,039	3,557

Total revenues	21,338	1,039	22,377

Operating expenses:	18,236	11,466	29,702
Marketing—BSkyB hard drive	—	8,375	8,375

Operating profit (loss)	$3,102	$(18,802)	$(15,700)